June 24, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Ms. Heather Percival
Mr. Russell Mancuso

Re:	InspireMD, Inc.

Amendment No.4 to Registration Statement on Form S-1

Filed June 21, 2016

File No. 333-210760

Ladies and Gentlemen:

On behalf of InspireMD, Inc. (the “Company” or “InspireMD”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 23, 2016 (“Comment Letter”), to James Barry, Ph.D., Chief Executive Officer of the Company, relating to the above referenced Amendment No.4 to Registration Statement on Form S-1 (the “Registration Statement”). In connection with this response to Comment Letter, the Company is contemporaneously filing via EDGAR a subsequent amendment to the Registration Statement (“Amendment No.5”), responding to the Staff’s comments in Comment Letter and updating the Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in Amendment No.5. References herein to page numbers are to page numbers in Amendment No.5.

The following are the Company’s responses to Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in Comment Letter. For your convenience, each of the Staff’s comments contained in Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No.5 which is marked to show changes from the relevant portions of the Registration Statement.

Prospectus Cover

1.	Please tell us why you deleted your disclosure regarding the assumed exercise price of the warrants.

Response:

The disclosure regarding the assumed exercise price of the warrants has been deleted because the exercise price of the warrants will no longer be fixed at 125% of the public offering price of the Preferred Stock and will not be determined until pricing of the offering, based on market conditions and demand for the offered securities.

U.S. Securities and Exchange Commission

June 24, 2016

Plan of Distribution, page 89

2.	We note your response to prior comment 3. Please confirm that any securities purchased in the distribution by any affiliate or associated person of the placement agent, as well as by the placement agent itself, will be acquired solely “for investment” purposes. For guidance, see Regulation M and Q&A no. 1 in Staff Legal Bulletin No. 9, Frequently Asked Questions Regarding Regulation M, on the Commission’s Web site at: http://www.sec.gov/interps/legal/mrslb9.htm..

Response:

The Company confirms that any securities purchased in the distribution by any affiliate or associated person of the placement agent, as well as by the placement agent itself, will be acquired solely “for investment” purposes .

3.	We note your response to prior comment 4; however, please disclose all material relationships between the registrant and the underwriter without limitation to the past 180 days. See Item 508(a) of Regulation S-K. We note, for example, your disclosure on the cover of your March 16, 2016 Rule 424 filing that “Dawson James Securities, Inc. its officers and registered representatives may participate in this offering on the same terms and conditions as the investors participating in this offering;” please tell us whether Dawson James or any of its affiliates or associated persons participated in that offering in a capacity other than underwriter. Also address clearly the extent that any securities held by the underwriter may be adjusted based on the market or market price for your securities. In this regard, we note the deletion of your disclosure from the bottom of page 84 that the March 2016 placement agent warrants are identical to the March 2016 underwriter warrants.

Response:

The Company has revised the disclosure on page 90 of Amendment No.5 to disclose all material relationships between the Company and Dawson James Securities, Inc. without limitation to the past 180 days. None of Dawson James Securities, Inc. or any of its affiliates or associated persons participated in the March 2016 offering in a capacity other than as an underwriter. None of the securities held by Dawson James Securities, Inc. may be adjusted based on the market or market price for the Company’s securities, and the Company has restored the disclosure from the bottom of page 84 that the terms of the March 2016 placement agent warrants are identical to the March 2016 underwriter warrants.

4.	Please provide us an example demonstrating how the cashless exercise provision in exhibit 4.3 section 2(c) operates, and explain in your response the purpose and effect of excluding from the definition of “value” the common shares underlying the preferred shares included in the units.

Response:

The formula set forth in exhibit 4.3 section 2(c) has been revised: (i) to clarify that the common stock underlying the Preferred Stock included in the units is part of the definition of the “Current Market Value” of a Unit; and (ii) to simplify the calculation.

The following is an example demonstrating how the cashless exercise provision in exhibit 4.3 section 2(c) currently operates:

For purposes of this example, the Company has assumed the following:

(a)          A Unit price of $35 per Unit to the public, which would result in a $43.75 per Unit exercise price (“Exercise Price”) for the Placement Agent.

(b)          A Warrant exercise price of $0.35 per share.

(c)          Each Unit includes one share of Preferred Stock (convertible into 100 shares of common stock) and warrants to purchase 100 shares.

U.S. Securities and Exchange Commission

June 24, 2016

(d)          The Placement Agent makes a cashless exercise of 100 Units at a time when the closing price of the Company’s common stock is $0.50 per share.

Based on the above assumptions, the cashless exercise provision would result in the following number of shares of common stock being issued:

Formula:

Shares issuable on cashless exercise = (“Value” of 100 Units) / “Current Market Price”

“Value” = (“Current Market Value” per Unit x 100) - (“Exercise Price” x 100)

“Current Market Value” of a Unit = (“Current Market Price” at time of exercise x 200) - (Warrant exercise price x 100)

Applying the Formula:

“Current Market Value” of a Unit: $65 = (0.50 x 200) - (0.35 x 100)

“Value”: $2,125 = (65 x 100) - (43.75 x 100)

Shares issuable on cashless exercise: 4,250 = 2,125 / 0.50

A revised Exhibit 4.3 has been filed herewith, and below is Section 2(c)(i) of the revised exhibit:

(c)          Cashless Exercise.

In lieu of the payment of the Exercise Price multiplied by the number of Units for which this Unit Purchase Option is exercisable (and in lieu of being entitled to receive Shares and Warrants) in the manner required by Section 2(a), the Holder shall have the right (but not the obligation) to convert any exercisable but unexercised portion of this Unit Purchase Option into Units consisting of Shares and Warrants (the “Conversion Right”) as follows:

(A)          Upon exercise of the Conversion Right, the Company shall deliver to the Holder (without payment by the Holder of any of the Exercise Price in cash) that number of Shares equal to the quotient obtained by dividing (x) the Value of the portion of the Unit Purchase Option being converted by (y) the Current Market Price of a Share.

(B)          The “Value” of the portion of the Unit Purchase Option being converted shall equal the remainder derived by subtracting (a) (i) the Exercise Price multiplied by (ii) the number of Units underlying the portion of this Unit Purchase Option being converted from (b) the Current Market Value of a Unit multiplied by the number of Units underlying the portion of the Unit Purchase Option being converted.

(C)          As used herein, the term “Current Market Value” per Unit at any date means the remainder derived by subtracting (x) the exercise price of the Warrants multiplied by the number of Shares issuable upon exercise of the Warrants underlying one Unit from (y) the Current Market Price of the Shares multiplied by the number of Shares underlying the Preferred Shares and underlying the Warrants included within one Unit.

U.S. Securities and Exchange Commission

June 24, 2016

(D)          The “Current Market Price” of a Share shall mean (i) if the Shares are listed on a national securities exchange or quoted the OTC Bulletin Board (or any successor exchange or entity), the closing or last sale price of the Shares in the principal trading market for the Shares on the last trading day preceding the day in question as reported by the exchange or the OTC Bulletin Board, as the case may be; (ii) if the Shares are not listed on a national securities exchange or quoted on the OTC Bulletin Board, but are traded in the residual over-the-counter market, the closing bid price for the Shares on the last trading day preceding the date in question for which such quotations are reported by the Pink Sheets, LLC or similar publisher of such quotations; and (iii) if the fair market value of the Shares cannot be determined pursuant to clause (i) or (ii) above, such price as the Board of Directors of the Company shall determine, in good faith.

Exhibit 5.1

5.	Please file an opinion that reflects the offering as currently disclosed in your prospectus and that addresses all securities in the fee table, including placement agent’s unit purchase option and the underlying units.

Response:

The Company has filed a new exhibit 5.1 with Amendment No.5 to address the comment above.

6.	Please file an opinion that clarifies when the warrants “will be” binding obligations of the registrant.

Response:

The Company has filed a new exhibit 5.1 with Amendment No.5 to address the comment above.

* * * * *

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

Rick A. Werner, Esq.